Exhibit 99.1
Babcock & Brown Air Limited
West Pier • Dún Laoghaire • Co Dublin • Ireland
T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrown.com
NYSE Release
BABCOCK & BROWN AIR REPORTS SECOND QUARTER RESULTS
Dublin, Ireland, August 13, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter and six months ending on June 30, 2008.
Second Quarter 2008 Highlights
▪	Net income of $11.1 million

▪	Basic and diluted earnings per share of $0.33

▪	Available Cash Flow of $33.2 million, or $0.99 per share

▪	Total revenues of $57.2 million

▪	Acquired three additional aircraft, increasing fleet to 62 aircraft

▪	Re-leased two of the aircraft repossessed from ATA Airlines

▪	Declared a dividend of $0.50 per share, to be paid on August 20, 2008

▪	Commenced a $30 million share repurchase program

▪	$584 million of financing capacity available at June 30, 2008
“Our fleet of modern and fuel-efficient aircraft is performing well, and we see continuing global demand for the leasing of efficient, new generation aircraft” said Colm Barrington, Chief Executive Officer of B&B Air. “During the quarter we commenced a share buyback program that underscores the confidence we have in the business and which is adding value to our shareholders. We also declared our third consecutive quarterly dividend of $0.50 per share.”
“In June we re-leased on attractive terms two of the four aircraft that were repossessed from ATA and have delivered the aircraft to the new lessee,” added Barrington. “We are in discussions with several parties regarding the remaining two aircraft. We also added to our fleet, with acquisitions of three attractive aircraft and with leases that are accretive to our Available Cash Flow per share. These new aircraft have been fully funded from our Aircraft Acquisition Facility, which has already been equity funded.”

Second Quarter 2008 Financial Results
B&B Air reported basic and diluted earnings per share of $0.33 and $0.68 for the three and six month periods ending on June 30, 2008, respectively. The reported earnings per share for the second quarter are $0.02 less than in the previous quarter, primarily due to lost revenue and costs associated with the aircraft repossessed from ATA, partially offset by income generated from the aircraft added to the portfolio.
Total revenues for the second quarter were $57.2 million, an increase of $5.3 million over the first quarter. For the six month period, total revenues were $109.1 million. The second quarter revenue reflects a partial quarter of rentals from the aircraft acquired in the quarter.
Total expenses for the second quarter were $44.9 million, an increase of $6.4 million over the first quarter. The increase in expenses is primarily due to the increase in the size of the portfolio, along with approximately $800,000 of repossession, maintenance and re-leasing expenses associated with the four ex-ATA aircraft. Total expenses for the six months were $83.3 million.
Depreciation expense in the second quarter was $18.9 million as compared to $15.0 million in the first quarter due to the increase in the number of aircraft in the portfolio and initiation of depreciation on aircraft previously accounted for as finance leases and not incurring depreciation. Interest expense in the second quarter was $19.7 million as compared to $17.9 million in the first quarter, reflecting additional borrowing under the Aircraft Acquisition Facility. Selling, General and Administrative expenses were $5.3 million in the second quarter, representing 9.3% of total revenue as compared to 9.7% of total revenue in the first quarter.
Income tax expense was $1.3 million and $3.1 million for the quarter and six month periods, respectively and included recognition of tax credits earned in prior periods. The effective tax rate for the second quarter was 10.3% compared to 13.3% in the previous quarter. Net income in the second quarter was $11.1 million, compared to $11.7 million in the first quarter.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, amortization of debt issue costs and the deferred tax provision, was $33.2 million and $63.0 million for the three and six month periods, respectively which equates to $0.99 and $1.88 per share. In the chart below is a reconciliation of ACF to Net Income. The second quarter ACF of $0.99 per share exceeded the first quarter ACF of $0.89 per share by approximately 11%.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend
On July 15, 2008, B&B Air declared a dividend of $0.50 per share in respect of the second quarter. This dividend will be paid on August 20, 2008. This interim dividend represents 51% of ACF per share for the second quarter.
Share Repurchase Program
On June 21, 2008, our Board of Directors approved a share repurchase program authorizing B&B Air to repurchase up to $30.0 million of its shares through June 2009. As of June 30, 2008, B&B Air had repurchased 42,000 shares at an average price of $10.18 per share. Subsequent to June 30, 2008, B&B Air repurchased 111,000 shares at an average price of $10.05 per share.
B&B Air expects the purchases to be made from time to time in the open market or in privately negotiated transactions and will be funded from available cash. The timing of the share repurchases under the program will depend on a variety of factors, including market conditions and may be suspended or discontinued at any time.
Aircraft Portfolio
All of the aircraft in B&B Air’s portfolio are currently on lease, except for two of the four aircraft repossessed from ATA. The remaining two ex-ATA aircraft have been re-leased at rentals that exceed the previous rates.

The table below shows the aircraft in B&B Air’s initial portfolio and the portfolios on December 31, 2007, March 31, 2008 and June 30, 2008:

Portfolio On	Oct 2, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008

Airbus A319	5	9	10	10
Airbus A320	16[1]	16[1]	17	18
Airbus A330	—	—	1	1
Boeing 737	16[1]	16[1]	17	18
Boeing 747	—	—	1	1
Boeing 757	9	10	11	12
Boeing 767	1	1	1	1
Boeing 777	—	—	1	1
Total	47	52	59	62

1	One Airbus A320 and one Boeing 737 from the Initial Portfolio were transferred to B&B Air in February 2008 and were not included in the Portfolio on December 31, 2007.
On June 30, 2008, the average age of B&B Air’s portfolio was 6.3 years and the average remaining lease term was 5.6 years, each being weighted by value. Subsequent to June 30, 2008, B&B Air completed the acquisition of two additional aircraft, an Airbus A320 on lease to Clickair (Spain) and a Boeing 737-800 on lease to Sky Airlines (Turkey) leaving approximately $506 million of remaining borrowing capacity available in B&B Air’s Aircraft Acquisition Facility. After purchase of these aircraft B&B Air has a portfolio of 64 aircraft, with annualized contracted lease revenues of $228 million.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday August 13, 2008.
Participants should call 866-696-7906 (North America) or +1-706-643-7953 (International) and enter confirmation code 58099301. A replay will be available shortly after the call. To access the replay, dial 800-642-1687 (North America) or +1-706-645-9291 (International) and enter confirmation code 58099301. The replay recording will be available until August 27, 2008.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.

About Babcock & Brown Air
Babcock & Brown Air (“B&B Air”) acquires and leases modern, fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown
+ 1-212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statement of Operations
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months	Three months	Six months
	ended	ended	ended
	March 31, 2008	June 30, 2008	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$48,388	$56,298	$104,686
Finance lease income	2,446	—	2,446
Interest and other income	1,111	901	2,012

Total revenues	51,945	57,199	109,144

Expenses
Depreciation	15,045	18,864	33,909
Interest expense	17,939	19,694	37,633
Selling, general and administrative	5,044	5,310	10,354
Maintenance and other costs	439	1,002	1,441

Total expenses	38,467	44,870	83,337

Net income before provision for income taxes	13,478	12,329	25,807
Provision for income taxes	1,794	1,267	3,061

Net income	$11,684	$11,062	$22,746

Weighted average number of shares	33,603,450	33,602,988	33,603,219
Basic and diluted earnings per share	$0.35	$0.33	$0.68
Dividends per share	$0.50	$0.50	$1.00

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

	June 30, 2008
	(Unaudited)	December 31, 2007

Assets
Cash and cash equivalents	$27,028	$15,616
Rent receivables	3,106	832
Restricted cash and cash equivalents	98,738	112,621
Flight equipment held for operating leases, net	1,806,603	1,309,142
Investment in direct finance leases, net	—	74,693
Deferred tax asset, net	31,726	36,712
Other assets, net	38,196	39,610

Total assets	2,005,397	1,589,226

Liabilities
Accounts payable and accrued liabilities	8,240	7,983
Rentals received in advance	7,711	7,675
Payable to related parties	597	1,651
Security deposits	36,278	22,899
Maintenance payment liability	76,852	49,850
Notes payable, net	850,899	850,660
Borrowings under aircraft acquisition facility	519,941	132,573
Other liabilities	10,358	25,433

Total liabilities	1,510,876	1,098,724

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,561,450 and 33,603,450 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	34	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	506,052	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(8,513)	2,345
Accumulated other comprehensive loss, net	(3,052)	(16,389)

Total shareholders’ equity	494,521	490,502

Total liabilities and shareholders’ equity	$2,005,397	$1,589,226

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP
     Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months	Three months	Six months
	ended	ended	ended
	March 31,	June 30,	June 30,
	2008	2008	2008
Net income	$11,684	$11,062	$22,746

Add:

Depreciation	15,045	18,864	33,909

Amortization of debt issuance costs	1,515	1,781	3,296

Provision for deferred income taxes	1,608	1,473	3,081

Available cash flow	$29,852	$33,180	$63,032

Weighted average shares outstanding	33,603,450	33,602,988	33,603,219

Available cash flow per share	$0.89	$0.99	$1.88

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of debt issue costs and provision for deferred income taxes. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with GAAP, the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments if any and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.